Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-204173 on Form S-8 of our report dated February 29, 2024 relating to the consolidated financial statements of Tower Semiconductor Ltd appearing in this Report on Form 6-K of Tower Semiconductor Ltd filed on February 29, 2024.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in The Deloitte Global Network

Tel Aviv, Israel
February 29, 2024